City Office REIT, Inc.

666 Burrard Street, Suite 3210

Vancouver, British Columbia, V6C 2X8

April 8, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ronald Alper

Re:	Acceleration Request of City Office REIT, Inc.

Registration Statement on Form S-3 (File No. 333-254966)

CIK No. 0001593222

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, City Office REIT, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on April 12, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Jim Davidson at (804) 356-0486.

Thank you for your attention to this matter.

Very truly yours,

CITY OFFICE REIT, INC.

By:	/s/ James Farrar
James Farrar
Chief Executive Officer and Director